UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   July 2007            File No.    0-33491

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite #1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated July 16, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: July 17, 2007	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

PRESS RELEASE

DEJOUR ENTERPRISES LTD.:

Amex: DEJ / TSX-V: DEJ

FOR RELEASE:

July 16, 2007

Dejour and Partners Commence Piceance Basin Drilling

Vancouver, British Columbia, Canada, July 16, 2007 – Dejour Enterprises Ltd. (“Dejour”) (Amex: DEJ, TSX-V: DEJ, Frankfurt:  D5R) Robert L. Hodgkinson, Chairman & CEO announces the commencement of drilling on the first of 2 well locations on the North Barcus Creek Prospect by Dejour and its partners, on or about July 18, 2007. This deep basin centered natural gas prospect is located in the north-central part of the Piceance Basin of western Colorado in Rio Blanco County.

All road, pad and pit construction  has been being completed in preparation of drilling of the #2-12 and #1-12 North Barcus Creek wells to the base of the Iles formation of the lower Mesaverde Group sands at 11500’. The drilling program comprises a two stage process. Lang Exploratory Drilling has contracted to drill 2 wells to a depth of approximately 3,000’ and case the surface holes. Subsequently, a deep rig will drill each well to a total depth. Combined drilling and testing time for these first two wells is estimated to be 100 days.

The #2-12 well will be drilled first, followed by the #1-12 well. (Refer to http://dejour.com/projects-north-barcus-creek.htm) The #1-12 well is a direct offset to a well drilled in 1979 to a TD of 15,700’, known as the Federal #22-12 well.  Dejour engaged Gustavson Associates, Boulder Co. (Geologists – Engineers – Appraisers) to conduct a petrophysical analysis of the Federal #22-12 well in comparison with the pending #2-12 and #1-12 wells.  In its report, Gustavson discloses that it is their interpretation from log (logged by Schlumberger) analysis and tests run on the #22-12 well, that there exist reservoir properties, inclusive of over 260’ of possible pay, that are similar to other wells in the Rio Blanco County area, which produce gas from the Williams Fork/Mesaverde formations. The Gustavson report states that “the planned twin well and nearby permitted well will be expected to produce gas using modern fracing and completion techniques” and “the twin to this well, being in a favourable location and based on the petrophysical analysis results, should encounter similar zones of gas.”

Gustavson further reports that these reservoirs in general, and particularly the upper Mesaverde Group, are composed of many vertically stacked fluvial to alluvial sand bodies that are interbedded with shales and often coals. However, the lower Mesaverde Group- the Iles formation- is comprised of near shore and shoreline sandstone reservoirs that are much more laterally extensive.

Estimated 100% drilling and completion costs (including a comprehensive fracing and testing program to be carried out by Halliburton, recognized as one of the most technically experienced completion consultants in the Basin) is US $4.3 million for each of the North Barcus Creek wells. Dejour will fund its 25% share of these costs on an unpromoted basis

These two wells are the first wells to be drilled by Dejour and its partners on almost 290,000 acres of land holdings in the Piceance – Uinta Basins respectively of Western Colorado and Eastern Utah, acquired since July of 2006. The North Barcus Creek prospect, covering 1590 acres, is one of 3 separate land holdings totalling over 5000 acres within the highly promising ‘Rio Blanco Deep’ project area of the Piceance Basin.

Within the same project area, Williams Cos. is comprehensively testing several wells drilled to the base of the Iles formation on Exxon lands.  The Williams’ wells offset initial ‘Rio Blanco Deep’ production established by Bass Operating of Fort Worth, Texas from 3 wells, now placed on line with pipeline and related facilities recently completed to access this new production area.

The Williams Cos. wells represent the initiation of an extensive exploitation program by Exxon to drill 1000 wells on its land holdings as expediently as possible.  Also within the same project area, Conoco-Phillips has 2 rigs continuously drilling on extensive land holdings held in JV with Encana USA.  Dejour and its partners hold 640 acres of leases within the confines of this Conoco-Phillips/ Encana USA JV.

Dejour and its partners plan to drill a total of 4 separate locations at North Barcus Creek. If satisfactorily completed, Dejour expects that these lands will be fully developed on maximum 40 acre spacing units.  The partnership strongly believes that this project area, with access to the deepest basin centered reservoirs of the Piceance Basin, has the potential to yield significantly more natural gas with greater long term deliverability than is the average to date in the Basin.  Accessible pipeline facilities lay within one mile of the lease boundaries.

Dejour is on track to open its Denver operation’s office September 1, 2007, to be headed by Doug Cannaday, President, jointly with Gustavson Associates, which has over thirty years of technical experience and contacts throughout the Rocky Mountain regions, with its head office  based in Boulder, Colorado.  This new office for Dejour will focus on maximizing the value of its Piceance-Uinta Basins’ projects and serve as a base to develop other accretive energy based opportunities consistent with Dejour investment objectives. An Open House will be held August 14th at the new Denver offices with details to be further announced.

R. Marc Bustin, Ph.D., P. Geol., FRSC, is the qualified person for Dejour’s oil and gas projects.

About Dejour

Dejour Enterprises Ltd. is a micro cap Canadian company focused on oil & gas exploration with a significant indirect investment in uranium discovery.  The company acquires high-impact energy assets and strategically monetizes them through partnerships and co-ventures to limit exposure and enhance returns.

Dejour has significant holdings in three of the world's premiere energy resource regions. This includes 290,000 gross (60,000 net) acres in the Piceance and Uinta Basins, a vast natural gas play in North America; and a major interest in Titan Uranium, Inc. (TSX-V: TUE), with 1.44 million acres in the Athabasca and Thelon Basins, the world's most recognized areas for uranium exploration. Finally, the company is pursuing high impact natural gas opportunities in Canada's Western Sedimentary Basin, known as the Peace River Arch Projects, comprised of 39,000 gross acres. The Company is listed on the TSX Venture Exchange (DEJ), AMEX (DEJ), and Frankfurt (D5R). Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Corporations’ periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The corporation does not assume the obligation to update any forward-looking statement.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com